WRITTEN CONSENT OF THE SOLE MEMBER AND THE MANAGER
OF
STRANDLER, LLC
a South Dakota limited liability company
Dissolution and Plan of Complete Liquidation

Whitmore Holdings, LLC, a Tennessee limited liability company, as the sole Member (the "Member"), and Bradford T. Whitmore, as the Manager (the "Manager"), of Strandler, LLC, a South Dakota limited liability company (the "Company"), acting without a meeting under the Company's Limited Liability Company Operating Agreement, as amended (the "Operating Agreement"), and SDCL ch. 47-34A (the "Act"), adopt the following resolutions. Capitalized terms not defined here have the meanings given in the Operating Agreement.

1. **Dissolution.** RESOLVED, that under Section 10.01 of the Operating Agreement and SDCL 47-34A-801, the Member determines to dissolve the Company, and that the Company shall continue only to wind up its business under the Act and the Plan of Complete Liquidation and Dissolution attached as Exhibit A (the "Plan").

2. **Adoption of the Plan.** RESOLVED, that the Plan is adopted as a plan of complete liquidation of the Company within the meaning of sections 331, 336 and 346(a) of the Internal Revenue Code of 1986, as amended.

3. **General Authority.** RESOLVED, that the Manager is authorized to sign all documents, make all filings and take all other actions necessary or advisable to carry out these resolutions and the Plan.

4. **Adoption Date.** This consent is effective on the date it has been signed by both the Member and the Manager (the "Adoption Date"), which is the date of adoption of the Plan for all purposes. It may be signed electronically and in counterparts.

MEMBER:

WHITMORE HOLDINGS, LLC

By: /s/ Bradford T. Whitmore________
Bradford T. Whitmore, Manager

Date: 11/05/2026

MANAGER:

/s/ Bradford T. Whitmore____________
Bradford T. Whitmore, Manager

Date: 11/05/2026

EXHIBIT A
PLAN OF COMPLETE LIQUIDATION AND DISSOLUTION OF STRANDLER, LLC

1. Purpose. This Plan provides for the dissolution of Strandler, LLC (the "Company") and its complete liquidation through one or more distributions to its sole Member, Whitmore Holdings, LLC (the "Member"), in complete cancellation of the Member's Membership Interest. The Plan is intended to be a plan of complete liquidation under sections 331, 336 and 346(a) of the Internal Revenue Code of 1986, as amended, and every distribution after the Adoption Date is a liquidating distribution under this Plan.

2. Definitions. "Adoption Date" has the meaning given in the consent adopting this Plan. Other capitalized terms have the meanings given in the Company's Operating Agreement.

3. Status of Liquidation. From the Adoption Date the Company shall carry on no business except winding up. It shall not make any new investment, other than cash equivalents held for expenses and reserves, and shall not reinvest the proceeds of any sale.

4. Distributions. The Manager shall pay or provide for the Company's liabilities and shall distribute its remaining assets to the Member in cash or in kind, in one or more distributions completed by the third anniversary of the Adoption Date, in accordance with South Dakota law.

5. Deferred Assets. Under Section 10.03 of the Operating Agreement, the Manager may defer the sale or distribution of any asset whose immediate sale or distribution would cause undue loss to the Member, but all assets shall be sold or distributed by the third anniversary of the Adoption Date.

6. Compliance with Law. The Company shall carry out this Plan, including the treatment of claims, the termination of the Company and all tax filings, in compliance with South Dakota law and other applicable law.

7. Amendment. The Member and the Manager may amend this Plan in writing.

8. Governing Law. This Plan is governed by the laws of the State of South Dakota.